                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  Amendment #5
                                      to

                                   FORM 10-SB

                   REGISTRATION OF SECURITIES OF SMALL ISSUERS
                               UNDER THE 1934 ACT

                            KENWICK INDUSTRIES, INC.
                 (Name of Small Business Issuer in its Charter)

                  FLORIDA                              65-0596319
                 (State of                           (IRS Employer
               incorporation)                      Identification No.)

                            KENWICK INDUSTRIES, INC.
                        660 LINTON BOULEVARD, SUITE 202
                          DELRAY BEACH, FLORIDA 33445
                    (Address of Principal Place of Business)

                                 (561) 278-6090
                           (Issuer's Telephone Number)

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT

                     Common Stock, par value $0.01 per share
                                (Title of class)

                                TABLE OF CONTENTS

Description of Business .................................................    4

Management Discussion and Analysis of Financial Condition ...............   10

Description of Property .................................................   18

Security Ownership of Certain Beneficial Owners and Management ..........   18

Directors, Executive Officers, Promoters and Control Persons ............   21

Certain Relationships and Related Transactions ..........................   23

Description of Securities ...............................................   24

Market for Common Equity and Related Stockholder Matters ................   25

Legal Proceedings .......................................................   25

Changes in and Disagreements with Accountants on Accounting and
  Financial Disclosure ..................................................   25

Recent Sales of Unregistered Securities; Use of Proceeds from
  Registered Securities .................................................   26

Indemnification of Directors and Officers ...............................   27

Financial Statements, December 31, 1998 .................................   F-1

Financial Statements, Nine Months Ended September 30 ....................   F-16

Description of Exhibits..................................................   25

DESCRIPTION OF BUSINESS

Kenwick Industries, Inc. ("Kenwick" or the "Company") is a corporation organized under the laws of the State of Florida as Kenwick Inc., effective July 7, 1995. In July, 1998, the Company's name was changed to Kenwick Industries, Inc.

The Company's address is 660 Linton Boulevard, Suite 202, Delray Beach, Florida 33445. Its telephone number is (561) 278-6090.

Kenwick has been doing business as American Video Language Institute since 1995 when the Company acquired certain assets and the rights to license certain intellectual property from American Video Language Institute, Inc. In August, 1998 the Company acquired Automax USA, Inc., a Florida corporation, and its subsidiaries Automax International, Inc. and Automax USA Finance, Inc., through the exchange of stock.

Kenwick owns 80% of the common stock of Sphere Advertising, Inc., a Florida corporation, incorporated on August 21, 1998 to perform advertising for American Video Language Institute. This corporation is currently inactive.

American Video Language Institute

American Video Language Institute (AVLI) markets video learning systems that teach English. AVLI's products include specialty courses that teach basic English, business English terminology and children's English lessons.

AVLI specializes in videos because:

o     Most of its present potential customers have video viewing equipment.
o Videos allow the learner to hear, see, and interact with the lessons, strengthening both learning and retention.
o The student can replay the instructions as often as needed and at a time and place convenient to the student.
o     Cost of lessons are reasonable and affordable.

In the past, AVLI's primary target customers were immigrants settling in the United States, institutions, such as libraries, schools, government agencies, and special-interest groups and interested parties outside the United States.

Most of AVLI's business was derived from immigrant groups coming from China, Korea, Vietnam and Latin America. Due to the inability of these groups to either read or speak English, AVLI advertised in the foreign language media appropriate for the linguistic group. It also employed foreign language speaking marketing personnel on its premises to respond to 800 number calls from targeted groups. Due to the weak economy in Asian countries and changes in the educational background of the AVLI's market, a study was conducted which indicated that the re-evaluation of its marketing approach be made. There is increasing worldwide demand for the ability to speak English due to the growth of the computer industry combined with the growth of the Internet. Therefore, AVLI has developed a new advertising and marketing program to help attain a healthy future expansion. As a result, AVLI ceased all advertising after May, 1999 and no longer employs any foreign language speaking telemarketers.

AVLI has formulated two projects utilizing the Internet. Project 1 would offer the Company's products for sale via the Internet by presentations in foreign languages geared to reach overseas individuals desiring to learn to speak English. This project can be implemented in the short to intermediate term because significant technical development and financing are not required. AVLI is in the process of discussing with Internet companies, specializing in foreign language websites, the formation of strategic alliances in the marketing of the courses. AVLI products would be advertised on, and ordered through, appearances on its partners' websites in return for a portion of the sales revenues generated from each site.

Project 2 would create an AVLI website in the United States that could be accessed worldwide for a fee to obtain AVLI's programs in English speech through the Internet. This educational website would be used by people in the United States and abroad who wish to learn English without physical course materials used in Project 1. The courses offered through the site also would be suitable for use by various institutions. The website would include chat rooms, related merchandise offerings and future support. The technical development associated with Project 2 would take approximately one year after securing the necessary technical development support. AVLI would seek an Internet website development firm which would create and maintain the AVLI Project 2 website in return for a portion of the revenues received from the site. Securing a partner and development of the Project 2 Site will not commence prior to the implementation of Project 1.

AVLI already has quality proprietary video properties necessary to present a full program. Meetings with interested companies are in progress to obtain the appropriate entity for collaboration to supply the technical and financial ingredients so that the program to be put into effect.

In order to implement these projects the Company is seeking joint venture partners or strategic alliances with established companies with the required technical knowledge and facilities. There is no assurance that the necessary partners can be found and that the financial projections for these projects can be met.

There is significant competition in teaching English as a second language. There are public and private schools, publishers of printed lessons and producers of audio, video and CD instruction.

Competition from video lessons similar to the Company's products is very fragmented. However, there is one high profile competitor, Ingles Sin Barreres, which specializes in teaching English to Spanish-speaking people only. This competitor does not have an assortment of products similar to AVLI and its pricing is substantially higher. Nevertheless, it has established itself utilizing an advertising budget far exceeding the capabilities of AVLI.

Management believes that its AVLI products are competitively superior in three areas: quality of products, range of products, and application to various language groups. In 1995, AVLI's Speak to Me, Sets 1, 2 and 3, were awarded four star ratings, out of five stars, by the Video Rating Guide for Libraries. The entire range of a the AVLI products are used by schools and libraries throughout the United States. AVLI offers a broader range of specialized courses than many of its competitors. Also, the Company offers courses for speakers of Chinese, Vietnamese, Korean, Spanish, Portuguese, Russia, and German.

AVLI is positioning itself to take advantage of the expansion of the Internet in Asia, South America, and Europe and the growing demand for learning English. Its marketing strategy is to work with a partner who has the ability to present AVLI programs in Projects 1 and 2, described above, and to conduct an effective advertising program in various countries to draw attention to the benefits of AVLI's programs.

AVLI's marketing will be focused on individuals desiring to learn English, business organizations that will subscribe for employees, schools, distance learning programs and government agencies.

AVLI has rights in the United States to the following intellectual property:

Trademarks-

1. Speak To Me(TM), U.S. Trademark Reg. No. 1,628,078, registered December 18, 1990

2. Business Express(R), U.S. Trademark Application No. 74/611,814, filed December 16, 1994

Trade name-

      American Video Language Institute

Copyrights-

1.    Speak To Me, Set One, Registration No. Pa 1 367 423

2.    Speak To Me, Set Two, Registration No. Pa 450 383

3.    Speak To Me, Set Three, Registration No. Pa 465 656

4.    Speak To Me Set Survival Vocabulary, Registration No. Pa 523 549

5.    English Pronunciation & Vocabulary Course On Video, Registration No. Pa
      383 641

6.    AVLI English Course, Registration No. Pa 712 822

AVLI owns or has licensed, from Philips Consumer Electronics ("Philips") in the Netherlands and from Integrated English International, Inc. ("IEI") in the United States, the following intellectual property:

1. Integrated English - a videotape program which also utilizes audio tapes and voice monitor to refine pronunciation.

2. International Business - a business language course that deals with global businesses such as exporting, importing and international finance and banking.

3. Blip and Blab - a course developed to teach children how to speak English which combines teaching with entertainment to maintain the child's interest.

The Company has rights to sell its licensed products exclusively in within the United States and on a nonexclusive basis anywhere in the world with the exception of Austria, Germany and Switzerland. AVLI has an option to exclusive distribution rights in Mexico and Canada. Under the license, the Company must purchase a minimum quality of product from IEI and pay royalties to IEI.

The original term of the Philips license was from August 1, 1998 to July 31, 1999. Subsequent to July 31, 1999, either party may terminate the agreement upon 6 months prior notice. The license may also be terminated by either party for a substantial breach which is not remedied with 30 days of receiving notice of the breach. The IEI license is for a term of 5 years from January 9, 1997. The agreement is automatically renewed for an additional 5 years unless either party gives 60 day notice of termination. The license may also be terminated by either party for a breach which is not remedied with 10 days of receiving notice of the breach.

AVLI's business, products and properties are not subject to federal state or local regulation.

The revenues received in 1998 and 1999 by AVLI from the sale of its products are:

                                                                 1999
     Course                                 1998      (9 months ended Sept. 30)
     ------                                 ----      -------------------------
Speak To Me                               $ 95,500            $ 34,000
Integrated English                          26,500               6,200
Business Express                            31,000               3,900
Blip and Blab                                   --               8,100
International Business                          --               1,200
                                          --------            --------
       Total                              $153,000            $ 53,400

AVLI has 3 employees, one full time and two part time.

Automax, USA

Automax operates two locations in South Florida that sell used cars. Automax retails 4 to 10 year old cars which are divided into four groups: (1) foreign cars under 100,000 miles; (2) American cars under 90,000 miles; (3) vans, trucks and sport utility vehicles; and (4) high mileage specialty cars. Automax also wholesales used cars which do not fit into these four categories.

Through its finance company subsidiary, Automax USA Finance, Inc., Automax provides financing for its customers ("self financed") by originating retail automobile installment sales contracts secured by the cars it sells. Automax's customers typically have limited credit histories, low income and/or past credit problems. Automax intends to expand primarily by opening additional used car locations in Florida and extending its operations to other areas of the southeastern United States.

Automax believes the quality and reliability of its cars (1) reduce the probability of product failure (which Management believes is the leading cause of defaults on finance contracts in Automax's industry), (2) reduce losses on Automax's repossession of cars, and (3) define the Automax brand. Due to the quality and reliability of its cars, Automax is able to provide a 24 month/24,000 mile self funded service contract to its customers. The Company sells used cars in its retail stores for an average price of approximately $8,000.

We believe that product failure is a leading cause of defaults on finance contracts in the self financed used car industry. Generally, Automax's cars are models having good or superior reputation for quality and reliability. All Automax retail vehicles undergo a comprehensive 110 point inspection, reconditioning, and, as necessary, repair at our mechanical affiliates, or our own facilities. Due to the quality, and reliability, condition and age of Automax's cars, we are able to provide a self funded 24 month/24,000 mile service contract to our customers. The service contract is a limited warranty insurance policy on the car's power train. The policy is purchased through an insurance company and its cost is passed through to the customers through a portion of the dealer preparation charge. Free maintenance services offered as a courtesy to customers by Automax include oil and transmission fluid changes, tire rotation and minor tune-ups. Self funded repairs require Automax's customers to visit Automax's preferred repair shops, and allow Automax to evaluate the condition, road worthiness, and mechanical reliability of its cars from time to time. This gives Automax the opportunity to evaluate the condition of every vehicle and keep the vehicle powertrain in road worthy condition.

Automax separates the credit approval process from the sales process. Credit review approvals conducted by experienced finance personnel at Automax's headquarters. The credit underwriting process strictly adheres to objective underwriting standards. This results in improved collection experience. Automax regularly reviews its collection results to assess the effectiveness of its underwriting standards.

Automax diligently and proactively pursues collection of its finance receivables while maintaining a professional, customer friendly atmosphere. Automax generally begins repossession procedures when a customer is two payments past due. We believe that one of the reasons Automax generally experiences lower losses on defaults than our competitors because we act quickly to repossess our cars when defaults occur. This, in turn, helps assure that repossessed cars are in better condition than they would be otherwise.

In order to become the leading self financed retailer of used cars in southeastern United States, Automax intends to open additional stores in both the geographic markets where it currently operates and in new markets. The choice of locations is based upon the presence of suitable customers. Automax's criteria for opening additional used car locations in existing markets include sufficient projected incremental sales volume, reconditioning capacity, geographic media coverage and market share. We believe significant expansion opportunities satisfying these criteria are available within its existing markets. Automax's criteria for opening used car locations in new markets include the adequacy of radio and television coverage, demographic makeup of the market, availability of qualified managers, access to an adequate supply quality used cars and availability of appropriate store locations.

The automobile industry in southern Florida, as well as the Southeast generally, has consolidated due to the tightening of credit to sub-prime dealers/customers.

Automax draws customers from Miami to Port St. Lucie. There is little competition in this geographic area for the vehicles sold by Automax. Competition in Automax's market is based pricing and condition of the vehicles sold. Reputation and customer service are also important factors. We have many repeat customers and a good reputation in our geographic area. We sell cars at 100 percent markup, including warranties.

Automax uses TV, radio, newspaper and trade publications to advertise its vehicles. It also uses direct marketing voice mail and caller ID to accept responses to Automax ads. Every call is recorded and returned. Customers are encouraged to visit Automax locations. Other car dealerships are solicited and their salesmen paid a commission should they refer a customer that purchased an Automax vehicle.

Automax has fifteen employees. It also has eight commission sales persons. The number of commission sales persons varies from time to time.

Automax is subject to regulation by various departments of the State of Florida. The Department of Highway Safety and Motor Vehicles, Division of Motor Vehicles, licenses Automax as a dealer of motor vehicles. Automax has a Motor Vehicle Retail Installment Seller License from the Department of Banking and Finance to conduct motor vehicle retail installment sales. The Department of Agriculture and Consumer Services, Division of Consumer Services, licenses motor vehicle repairs. Additionally, Palm Beach County issues a County Occupational License. The aggregate cost of Automax's licensing fees is under $1000.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis of the Company's consolidated financial position and consolidated results of operations should be read in conjunction with the Company's Selected Consolidated Financial Information included and the Consolidated Financial Statements and related Notes thereto included herein.

RESULTS OF OPERATIONS

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. Our financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

COMPARISON OF UNAUDITED YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1998.

The following table sets forth revenues and expenses in aggregate dollars and as a percentage of net sales for the Company for the years ended December 31, 1997 and 1998. As a result of the Automax acquisition discussed above, and differences in the unaudited results for the year ended December 31, 1997 and the audited results of the year ended December 31, 1998, the results of operations for the year ended December 31, 1998 are not comparable to those for the year ended December 31, 1997.

                                                   For the years ended December 31,
                                            ---------------------------------------------
                                                    1998               Unaudited 1997
                                            --------------------   ----------------------
Net Sales                                   $ 3,953,759   100.0%   $ 2,111,738    100.0%
Cost of Goods Sold                            2,407,599    60.9%     1,209,583     57.3%
Interest Income                                 315,033     8.0%         7,311      0.3%
General and Administrative Expenses           1,454,919    37.0%     1,226,289     58.1%
Impairment loss                                 405,000    10.2%                     --
Income (loss) before Income Tax                (75,828)    (1.9)%     (316,825)   (15.0)%
Net income (loss)                           $ (177,828)    (4.5)%  $  (316,825)   (15.0)%
                                            ====================   ======================

The differences discussed below between the year ended December 31, 1997 and the year ended December 31, 1998 are primarily attributable to the acquisition of Automax in 1998, with the exception of the Impairment Loss.

NET SALES. The Company's revenues increased approximately $1.8 million, or 86%, from $2.1 million for the year ended December 31, 1997, to $3.9 million for the year ended December 31, 1998.

COSTS. Costs of goods sold were $2.4 million for the year ended December 31, 1998 compared to $1.2 million during the same period in 1997, representing an increase of $1.2 million, or 100%.

INTEREST INCOME. Interest income increased from approximately $7,300 for the year ended December 31, 1997 to $315,000 for the year end December 31, 1998, an increase of 42 times. Interest income increased primarily due to addition of the Automax segment. Automax's primary business is buying, selling and financing used cars and interest income is a significant source of income. The average Automax loan to customers returns 29% over a three year contract.

IMPAIRMENT LOSS. During 1998, the Company had significant losses from its AVLI operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an non-cash impairment loss of $405,000.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (including depreciation and amortization), increased approximately $228,600, or 19.0%, for the year ended December 31, 1998 compared to 1997. Interest on the loan from shareholders was approximately $130,400 and approximately $77,100 interest expense was recorded due to the discount feature of the convertible debentures. The Company does not foresee any material expenditures in the near future.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the major components of the increase in the cash and cash equivalents of the combined predecessor companies:

                                              For the year ended December 31,
                                              -------------------------------
                                                  1998        Unaudited 1997
                                              --------------  --------------
Net cash (used) by operating activities         (1,822,951)     (1,081,337)
Net cash (used) by investing activities            (27,554)        (25,608)
Net cash provided by financing activities        1,841,791       1,103,152
Net (decrease) in cash                              (8,714)         (3,793)

The Company requires capital to support increases in finance receivables, inventories, property and equipment, and working capital for general corporate purposes. Funding sources available to the Company have been direct loans from major shareholders, sale of convertible debentures and the sale of common stock.

The Company's capital resources are sufficient to fund operations for at least the next twelve months. The Company has made arrangements for the sale of additional convertible debentures in 1999 and 2000. It can seek additional loans from its major shareholders, if the need arises. Additionally, the Company has the ability to obtain funding from financial institutions but has chosen not to do so.

Net cash flows used in operating activities were approximately $1.1 million and $1.8 million during 1997 and 1998, respectively. Cash used in operating activities in 1997 can be primarily attributed about $317,000 in net operating losses, an increase of $628,000 in accounts receivable, and an increase of $494,000 in inventory. Cash used in operating activities in 1998 can be primarily attributed to an increase of over $1.6 million in accounts receivable and an increase of about $552,000 in inventory due primarily to the addition of the Automax segment. Additionally, during 1998, the Company had significant losses from its AVLI operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

Cash used in investing activities was approximately $26,000 and $28,000 during 1997 and 1998, respectively. The 1997 and 1998 amounts reflect the acquisition of property and equipment consisting of office equipment and of leasehold improvements.

Cash provided by financing activities was approximately $1.1 million and $1.8 million during 1997 and 1998, respectively. In 1997, over $1 million was raised through increases in related party loans and over $78,000 was raised by the sale of common stock. This was offset by an approximate $53,000 principal reduction on notes payable. In 1998, $400,000 was raised through the sale of debenture bonds, over $861,000 was raised through increases in related party loans and over $410,000 was raised by the sale of common stock. This was offset by an approximate $18,000 principal reduction on notes payable. The Company does not have a line of credit with any bank.

The activities described above resulted in net decrease in cash of $8,714 in 1998 and $3,793 in 1997.

REVENUES AND EXPENSES BY SEGMENT

The following table sets forth the revenues and expenses of the Company by segment for the year ended December 31, 1998.

                                                                          Total/
                                    Kenwick          Automax        Consolidated
                                    -------          -------        ------------

Revenues                          $   153,036      $ 3,800,723      $ 3,953,759
Interest Income                         1,118          313,915          315,033
Interest expense - regular             42,804          130,357          173,161
Interest expense - discount on
 convertible debentures                77,102               --           77,102
Depreciation and Amortization          65,088            6,199           71,287
Net Income (loss)                    (567,786)         389,958         (177,828)

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1998 TO NINE MONTHS ENDED SEPTEMBER 30, 1999.

The following table sets forth revenues and expenses in aggregate dollars and as a percentage of net sales for the Company for the nine months ended September 30, 1998 and 1999. As a result of the Automax acquisition discussed above, the results of operations for the nine months ended September 30, 1998 are not comparable to those for the nine months ended September 30, 1999.

                                               For the nine months ended September 30,
                                         -----------------------------------------------------
                                              Unaudited 1998                Unaudited 1999
                                         ------------------------     ------------------------
Net Sales                                $ 2,978,641       100.0%     $ 4,297,777       100.0%
Cost of Goods Sold                         1,825,109        61.3%       2,957,542        68.8%
Interest Income                              236,470         7.9%       1,647,959        38.3%
General and Administrative Expenses        1,117,797        37.5%       1,758,742        40.9%
Income before Income Tax                     272,205         9.7%       1,229,452        28.6%
Net income                               $   163,323         5.0%     $   737,671        17.2%
                                         ========================     ========================

NET SALES. The Company's revenues increased approximately $1.3 million, or 43% from approximately $3.0 million for the nine months ended September 30, 1998, to $4.3 million for the nine months ended September 30, 1999. Kenwick revenues continued to decline while Automax revenues increased.

COSTS. Costs of goods sold were $3 million for the nine months ended September 30, 1999 compared to $1.8 million during the same period in 1998, representing an increase of $1.2 million, or 67%.

INTEREST INCOME. Interest income increased from approximately $236,000 for the nine months ended September 30, 1998 to $1.6 million for the nine months ended September 30, 1999, an increase of almost 7 times. The increase in interest income is attributable to Automax. Automax's primary business activity is buying, selling and financing used cars and interest income is a significant source of income.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (including depreciation and amortization), increased from approximately $1.1 million for the nine months ended September 30, 1998 to about $1.8 million for the nine months ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the major components of the increase in the cash and cash equivalents of the combined predecessor companies:

                                                For the nine months ended September 30,
                                                ---------------------------------------
                                                  Unaudited 1998        Unaudited 1999
                                                ------------------    -----------------
Net cash (used) by operating activities             (1,454,677)            (551,512)
Net cash (used) by investing activities                (20,485)             (99,888)
Net cash provided by financing activities            1,585,880              787,337
Net increase in cash                                   110,718              135,937

Net cash flows used in operating activities were approximately $1.45 million and $552,000 during the nine months ended September 30, 1998 and 1999, respectively. Cash used in operating activities during the nine months ended September 30, 1998 can be primarily attributed about $163,000 in net operating income, an increase of $2.1 million in accounts receivable, an increase of $562,000 in inventory, an increase of $164,000 in accounts payable, and an increase of $123,000 in accrued liabilities. Cash used in operating activities in the nine months ended September 30, 1999 can be primarily attributed to about $738,000 in net operating income, an increase of over $2.1 million in accounts receivable, an increase of $209,000 in inventory, an increase of $30,000 in accounts payable, and an increase of $477,000 in accrued liabilities. The increases are primarily due to the addition of the Automax segment.

Cash used in investing activities was approximately $20,000 and $100,000 during the nine months ended September 30, 1998 and 1999, respectively. The 1998 and 1999 amounts reflect the acquisition of property and equipment consisting of office equipment and leasehold improvements.

Cash provided by financing activities was approximately $1.59 million and $787,000 during the nine months ended September 30, 1998 and 1999, respectively. During the six months ended September 30, 1998, over $1 million was raised through increases in related party loans and $356,000 was raised by the sale of convertible debentures. During the six months ended June 30, 1999, over $442,000 was raised through increases in related party loans and over $317,000 was raised by the sale of convertible debentures.

The activities described above resulted in net increase in cash of $111,000 and $136,000 for the nine month period ended September 30, 1998 and 1999, respectively.

REVENUES AND EXPENSES BY SEGMENT

The following table sets forth the unaudited revenues and expenses of the Company by segment for the nine months ended September 30, 1998.

                           For the 9 Months Ended September 30, 1998 (unaudited)

                                                                       Total/
                            Kenwick       Automax        Elim     Consolidated
                            -------       -------        ----     ------------

Revenues                    128,099      2,850,542                  2,978,641
Interest Income               1,034        235,436                    236,470
Interest Expense            101,024         97,768                    198,792

Deprecation and
    Amortization             52,955          4,649                     57,604
Net Income (Loss)          (214,826)       378,149                    163,323
Total Assets                841,684      3,459,941     (534,000)    4,201,625

The following table sets forth the unaudited revenues and expenses of the Company by segment for the nine months ended September 30, 1999.

                           For the 9 Months Ended September 30, 1999 (unaudited)

                                                                       Total/
                            Kenwick       Automax        Elim     Consolidated
                            -------       -------      --------   ------------

Revenues                     53,382      4,244,395                  4,297,777
Interest Income                   4      1,647,955                  1,647,959
Interest Expense             88,312        147,607                    235,919

Deprecation and
    Amortization             17,508          7,818                     25,326
Net Income (Loss)          (235,104)       972,775                    737,671
Total Assets                895,819      5,732,210     (534,542)    6,093,487

OPERATIONAL CHANGES.

American Video Language Institute

AVLI has not produced sufficient revenues in the past two fiscal years to cover expenses. Therefore, the Company has undertaken a complete reassessment of marketing techniques, advertising expenditures and personnel. Substantial changes in this division are now underway.

The prime target customers for our English Speech Videos were immigrants to the United States from the Pacific Rim, Latin America and Eastern Europe. In the past the Company invested in continuous advertising in foreign language media in an attempt to develop consumer recognition and attention. This program was supported by foreign speaking telemarketers to respond to questions from prospective customers and to finalize orders.

Changes in the market, due in part to a more English proficient immigrant, paired with the support of foreign communities within the United States have reduced the traditional target market. Furthermore, substantially increased marketing by competitors aimed at the Spanish speaking market, a still viable market, has caused the Company to reconsider its marketing strategies and goals and to undertake major changes.

There is still a worldwide need for proficiency in the English language. With the growth of the Internet, the need may even be greater now than ever before. With this in mind, the Company has formulated a strategy to utilize the Internet as an effective vehicle for selling and transmitting educational properties such as those owned by the Company.

The Company is now in the development phase of forming alliances with companies currently active in the sale of language and educational properties through the Internet. We are negotiating with several companies who have both established Internet presence and consumer interest. Our programs can be effectively integrated with the offerings of these companies at no cost to the Company. AVLI can offer not only its educational properties but can offer its proven ability to produce and ship its quality, award-winning programs to consumers. The Company's knowledge of the market and its experience with foreign consumers is an added incentive for Internet companies to form an alliance with AVLI. Progress has been made with interested parties and AVLI is optimistic that it will finalize an agreement shortly which should turn this division into a profitable one. However, there can be no assurance that negotiations will be concluded successfully.

While attempting to form our new alliances and Internet sales programs, AVLI has made the following changes in an attempt to reduce overhead and to channel the corporate energies toward the ultimate goal of Internet inclusion.

      1.    Personnel were reduced from 9 to 3 people.
      2.    Advertising has been cancelled.
      3. Telemarketing has ceased, thus, substantially reducing phone expenses.
      4. Since space requirements have diminished, the Company has reduced the size of its corporate headquarters.

With the focus on establishing strategic alliances to sell its educational properties and the cost cutting outlined above, AVLI hopes to improve revenues and profits in near future when the alliances are established.

Automax

Automax was established in the first quarter of 1997 by Andrea Parkoff, who purchased the assets of Exim Motorworks, a company involved in mechanical repairs, body works and the sales of used vehicles. Automax was acquired by Kenwick in August 1998 for one million (1,000,000) shares of Common Stock. Automax has two locations in West Palm Beach, Florida.

The Company's vehicles undergo thorough inspection, reconditioning and, as necessary, repair. Through our finance company subsidiary, we provide financing for our customers by originating retail automobile installment sales contracts secured by the cars we sell. Revenues from Automax include the sales of used vehicles, automotive repairs, bodywork and automobile financing. We believe that the quality and reliability of the Company's cars reduce the probability of product failure which industry analysts believe is traditionally the leading cause of defaults on finance contracts.

The market for the sale of the Company's vehicles, although general in nature, targets customers who are "high risk" borrowers. Since the majority of all sales are financed directly by Automax, the price of each vehicle, and the interest rate charged for financing, reflect the risks inherent in selling to this market. The sale price must take into consideration the possibility of repossession and consequent reconditioning.

The Company benefits from repossessing vehicles. The original purchaser forfeits the down payment and any weekly payments received and the sales price of the vehicle reverts to its original sales price. Even taking into account any necessary reconditioning, repairs, and repossession costs, the Company realizes additional significant revenues on all repossessions. Given the customer base, we closely track current information on each of its finance customers, including employment and residence, in the event that repossession becomes necessary. Additionally, unlike traditional finance contracts, payments are demanded on a weekly, rather than monthly, basis so that any payment defaults can be dealt with more swiftly than with traditional contracts and can thereby minimize its loss exposure. We take aggressive action if the customer fails to continue making payments.

All monies received from sales and financing, after overhead and expenses are paid, are invested in the purchase of additional vehicles. Since the Company internally finances the majority of its receivables, in order to effect growth, the Company must seek outside financing. To date Automax has been unable to secure such financing. The parent company, Kenwick Industries, Inc., has loaned Automax funds to purchase new inventory. In the future, additional monies from Kenwick might not be available.

The used car industry in which the Automax competes is highly fragmented and very competitive. Although most other retailers face increased competition from automobile consolidators such as CarMax and AutoNation USA, as well as the marketing of used vehicles on the Internet, Automax does not market to the same consumer. Unlike Automax, these retailers focus on the consumer who can readily qualify for conventional financing. The primary focus of the Company's marketing strategy for its used cars is its ability to finance consumers with poor credit histories. However, given the target consumer of Automax, as long as we can provide financing to poor credit consumers, Automax's sales potential appears to be good.

The Company offers financing to its customers who purchase used cars at its used car locations. Automax does not give any loans to persons who are not customers. The Company has established a policy not to acquire third party originated finance contracts. It provides financing only for its own customers, thereby relying on its own underwriting standards and not those of a third party. The Company finances approximately 95% of the used car sales through finance contracts that the Company originates and services.

DESCRIPTION OF PROPERTY

In April 1997, Kenwick entered into a five-year lease, for the term June, 1997 through May, 2002, for 1990 square feet of office space at 2455 East Sunrise Boulevard, Fort Lauderdale Florida. The rent for the first year was $2,611.88 per month and increases to $3,056.11 per month in the fifth year. The lease is guaranteed by Kenneth Wulwick and Sheldon Glickman, both officers and directors of the Company, and Jerold Nabridge, husband of Margaret Nabridge, an officer and director of the Company. In December 1999 this premise was sublet for the remainder of the lease period at a base rent of $2,825.00 per month plus 4% annual increases.

In August 1999, Andrea Parkoff, the former owner of Automax USA and Michael Parkoff, her husband entered into a three-year lease, for the term August, 1999 through July, 2002, for the premises located at 216 North Military Trail, West Palm Beach, Florida, at a rent of $8,000 per month. This premise was sublet to Automax on the same date.

In January 1998, Automax USA entered into a five-year lease, for the term January 20, 1998 through January 19, 2003, for the premises located at 813 North Military Trail, West Palm Beach, Florida, at a rent of $10,000 per month.

In January 2000, the Company entered into a three year, lease for the term January, 2000 through January, 2003, for 760 square feet of office space at 660 Linton Boulevard, Delray Beach, Florida, at a rent of $939.87 per month.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's Common Stock as of February 15, 2000 by (i) each person or entity known to the Company to own beneficially five percent or more of the Company's Common Stock, (ii) each of the Company's directors, and (iii) the Company's executives.

Security Ownership of Certain Beneficial Owners


                 Name and Address of       Amount and Nature
Title of Class   Beneficial Owner (1)     of Beneficial Owner   Percent of Class
Common Stock     Sheldon Glickman            786,429 (2) (3)          7.20

Common Stock     Margaret Nabridge           836,429 (3) (4)          7.66

Common Stock     Andrea Parkoff
                 2483 NW 66 Dr.            1,000,000                  9.16
                 Boca Raton, FL 33496

Common Stock     Ronnie S. Wulwick           929,671 (5) (6)          8.51
                 10180 Shireoaks Ln.
                 Boca Raton, FL 33480


(1) The address of all persons who are executive officers or directors of the Company is in care of the Company, 660 Linton Boulevard, Suite 202, Delray Beach, Florida 33445.

(2) Sheldon Glickman is an officer and director of the Company. Of this total number, Stephanie Jill Cohen, a daughter of Sheldon Glickman owns 10,000 shares; Michelle Engel, a daughter of Sheldon Glickman owns 20,000 shares individually or as custodian; Marla Joan Glickman, a daughter of Sheldon Glickman owns 25,000 shares; and Monica Glickman Haber, a daughter of Sheldon Glickman owns 15,000 shares individually or as custodian.

(3) Does not include options to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

(4) Margaret Nabridge is an officer and director of the Company. Of this total number, Donna Nabridge Bland, a daughter of Margaret Nabridge, owns 15,000 shares individually as custodian; Brett Nabridge, a son of Margaret Nabridge, owns 6,000 shares; Caren Fersten Nabridge, the daughter-in-law of Margaret Nabridge, owns 23,000 shares individually or as custodian; Elyssa Nabridge, the daughter of Margaret Nabridge, owns 10,000 shares; Jerold Nabridge, the husband of Margaret Nabridge, owns 8,000 shares; and Robert Nabridge, a son of Margaret Nabridge, owns 10,000 shares.

(5) Ronnie S. Wulwick is the wife of Kenneth S. Wulwick, an officer and director of the Company. Of this total number, Norman Wulwick, the uncle of Ronnie S. Wulwick, owns 100 shares, and Samuel Wulwick, the father-in-law of Ronnie S. Wulwick, owns 1,000 shares.

(6) Does not include options granted to Kenneth S. Wulwick to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

Security Ownership of Management

                 Name and Address of       Amount and Nature
Title of Class   Beneficial Owner (1)     of Beneficial Owner   Percent of Class

Common Stock     Sheldon Glickman            786,429 (2) (3)           7.20

Common Stock     Margaret Nabridge           836,429 (3) (4)           7.66

Common Stock     Kenneth S. Wulwick          929,671 (5) (6)           8.51

Common Stock     Andrea Parkoff            1,000,000                   9.16

All directors
and executive
officers as
a group
(4 persons)                                3,552,529                  32.53

(1) The address of all persons who are executive officers or directors of the Company is care of the Company, 660 Linton Boulevard, Suite 202, Delray Beach, Florida 33445.

(2) Sheldon Glickman is an officer and director of the Company. Of this total number, Stephanie Jill Cohen, a daughter of Sheldon Glickman owns 10,000 shares; Michelle Engel, a daughter of Sheldon Glickman owns 20,000 shares individually or as custodian; Marla Joan Glickman, a daughter of Sheldon Glickman owns 25,000 shares; and Monica Glickman Haber, a daughter of Sheldon Glickman owns 15,000 shares individually or as custodian.

(3) Does not include options to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

(4) Margaret Nabridge is an officer and director of the Company. Of this total number, Donna Nabridge Bland, a daughter of Margaret Nabridge, owns 15,000 shares individually or as custodian; Brett Nabridge, a son of Margaret Nabridge, owns 6,000 shares; Caren Fersten Nabridge, the daughter-in-law of Margaret Nabridge, owns 23,000 shares individually or as custodian; Elyssa Nabridge, the daughter of Margaret Nabridge, owns 10,000 shares; Jerold Nabridge, the husband of Margaret Nabridge, owns 8,000 shares; and Robert Nabridge, a son of Margaret Nabridge, owns 10,000 shares.

(5) Kenneth S. Wulwick is an officer and director of the Company. Mr. Wulwick owns none of the securities shown. Of this total number, Ronnie S. Wulwick, the wife of Kenneth S.

Wulwick, owns 928,571 shares, Norman Wulwick, the uncle of Kenneth S. Wulwick, owns 100 shares, and Samuel Wulwick, the father of Kenneth S. Wulwick, owns 1,000 shares.

(6) Does not include options granted to Kenneth S. Wulwick to purchase 200,000 shares of Common Stock at $0.4375 per share which are exercisable in three equal installments commencing July 15, 1997, January 15, 1998 and July 15, 1998, respectively, until March 31, 2002.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information, as of September 30, 1999, concerning the Company's directors and executive officers:


     Name             Age                Position                            Since
Kenneth S. Wulwick    53     Chief Executive Officer, President and       July, 1995
                             Director

Sheldon Glickman      66     Senior Vice President, Sales and Marketing   July, 1996
                             and Director

Margaret Nabridge     54     Senior Vice President, Planning, Secretary   July, 1996
                             and Director

Andrea Parkoff        49     President, Automax                         August, 1998

Kenneth S. Wulwick serves as Chief Executive Officer of the Company, President and a Director since its inception in July, 1995. Mr. Wulwick graduated from C.
W. Post College in New York in 1969 with a Bachelor of Science degree in marketing. From 1975 through 1995 Mr. Wulwick served as Executive Vice President in charge of hard lines for Playtogs Factory Outlet, an independent discount store selling a complete variety of consumer goods. Mr. Wulwick was responsible for merchandising and procurement of hard goods sold in his retail outlet, control of inventory and advertising. From September 1969 through 1975 Mr. Wulwick was the resident buyer for a buying syndicate involved in electronics industry.

Sheldon Glickman serves as Senior Vice President in charge of Sales and Marketing and a Director of the Company. Mr. Glickman graduated from City College of New York, Bernard Baruch campus with a Bachelor of Business Administration degree with a major in international trade in 1955. Mr. Glickman has at least 40 years experience in merchandising and sales with extensive background in domestic and international trade. From 1995 to present, Mr. Glickman served as President and Chief Executive Officer of In Focus International, Inc., a company involved in international trade and development of furniture products of foreign origin for sale within the United States. From 1992 to 1995, Mr. Glickman served as Chief Executive Officer of Pricerite Stores, a Hong Kong retail chain. From 1989 to 1992, Mr. Glickman served as

President of the Sheldon Glickman Company. The company specialized in sales to large United States retailers of goods.

Margaret Nabridge serves as Senior Vice President of Planning, Secretary, and a Director of the Company. From 1988 to 1996, Ms. Nabridge was Chief Executive Officer of Abstractions II Inc., a national interior design firm specializing in both commercial and residential installations with particular emphasis on the design needs of the health care industry. She currently divides her time 70% to Kenwick and 30% to Abstractions II. From 1994 through 1996, Ms. Nabridge served as a consultant to Laser Vision of America, Inc. a corporation serving the ophthalmic medical community with mobile laser units throughout North Carolina. Ms. Nabridge developed the concept of providing the advanced ophthalmic lasers on a mobile, cost per use, basis to physicians. From 1974 to 1980, Ms. Nabridge was the Chief Executive Officer of Miami Medical Pavilion, North Shore Medical Pavilion and Deerfield Medical Pavilion where she built, designed, purchased and staffed each of the facilities, oversaw and directed a large staff of auxiliary personnel and medical technicians, concentrated on marketing strategies and enhanced patient relations. Ms. Nabridge graduated from the City University of New York, Hunter College, cum laude, in 1996 with a dual major in psychology in education. She was a member of both the education and psychology honor societies. She received a Juris Doctor degree from the Shepherd Law Center, Nova University, Fort Lauderdale, Florida, magna cum laude in 1984.

Andrea Parkoff serves as President of Kenwick' Automax segment, a position she has held since the Company acquired Automax USA in August, 1998. She graduated Fairleigh Dickenson University in 1971 with a BA in Education. After college, she entered the construction business and in 1983 founded Corniche Homes in New Jersey which grew into a multi million dollar business. In 1983, Ms. Parkoff entered automobile business part-time in south Florida by financing Exim Motorworks, a body shop and automobile business in Lake Worth, Florida. The business grew to $2 million sales in 1996. In January 1997, Ms. Parkoff formed Automax USA, the successor to Exim Motorworks.

EXECUTIVE COMPENSATION

The following table discloses the annual and long-term compensation earned for services rendered in all capacities by the Company's Chairman of the Board and President and the Company's three other most highly compensated executive officers for 1996, 1997, 1998 and 1999:

Summary Compensation Table

                                                                   Securities
                                                                   Underlying
                                                       Salary       Options
   Name and Principal Position         Year             ($)           (#)

Kenneth S. Wulwick,
CEO, President and Director
                                       1996           20,000             --
                                       1997           38,333        100,000(1)
                                       1998           36,280(2)          --
                                       1999           36,334(3)     100,000


Sheldon Glickman,
Senior Vice President and Director
                                       1996            1,250             --
                                       1997           13,670        100,000(1)
                                       1998           13,835(4)          --
                                       1999           16,710        100,000


Margaret Nabridge,
Senior Vice President and Director
                                       1996            1,250             --
                                       1997           34,175        100,000(1)
                                       1998           34,940(5)          --
                                       1999           35,673(6)     100,000


Andrea Parkoff
President - Automax
                                       1998                          23,000(7)
                                       1999                          37,000(7)


(1) In 1997, the Company granted options for 360,800 shares to key employees at an exercise price of $3.00 per share. In 1999, the grant was modified to 300,000 at an exercise price of the then current market, $0.4375.

(2) Reflects $21,280 actual compensation and $15,000 imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

(3) Reflects $28,334 actual compensation and $8,000 imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

(4) Reflects $6,835 actual compensation and $7,000 imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

(5) Reflects $29,940 actual compensation and $5,000 imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

(6) Reflects $30,673 actual compensation and $5,000 imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

(7) Reflects imputed compensation reflecting the fair market value of services performed based on duties, hours worked and comparable rates.

                             OPTIONS GRANTED IN 1999
                               (Individual Grants)

                            Number of         Percent of
                            securities       total options
                            underlying        granted to
                             options         employees in     Exercise price    Expiration
       Name                 granted (#)      fiscal year          ($/Sh)           date
        (a)                     (b)              (c)               (d)              (e)
Kenneth S. Wulwick,
CEO, President and
Director                      100,000           33.3%            $0.4375          3/31/02

Sheldon Glickman,
Senior Vice President
and Director                  100,000           33.3%            $0.4375          3/31/02

Margaret Nabridge,
Senior Vice President
and Director                  100,000           33.3%            $0.4375          3/31/02

                       AGGREGATED OPTION EXERCISES IN 1999
                               (Individual Grants)

                                                                      Number of         Value of
                                                                     securities       unexercised
                                                                     underlying       in-the-money
                                                                    unexercised        options at
                                                                     options at       1999-end ($)
                                 Shares                               1999-end         exercisable/
                              acquired on      Value realized       exercisable/      unexercisable
        Name                  exercise (#)          ($)             unexercisable         (1)
        (a)                       (b)               (c)                 (d)               (e)
Kenneth S. Wulwick,
CEO, President and
Director                           0                   0              200,000/0           0/0

Sheldon Glickman,
Senior Vice President and
Director                           0                   0              200,000/0           0/0

Margaret Nabridge,
Senior Vice President and
Director                           0                   0              200,000/0           0/0

(1) The closing price was $0.271 on December 22, 1999, the last day in 1999 the Company's stock traded.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years, the company had the following transactions with certain persons identified in Items 4 and 5 above:

Year          Person                Position                      Transaction               Amount ($)
----          ------                --------                      -----------               ----------
1997     Kenneth S. Wulwick   CEO, President, Director      Payment of outstanding loan(1)     (68,130)

         Andrea Parkoff       President-Automax             Loan(2)                          2,114,713

1998     Kenneth S. Wulwick   CEO, President, Director      Payment of outstanding loan(1)    (107,677)


(1) The loan from Mr. Wulwick is a non-interest bearing open loans. As of December 31, 1998, there was a balance due of $37,507.

(2) The loan from Ms. Parkoff requires principal payments of $20,000 per month commencing November 1, 1998 and on the first day of each month thereafter. The note matures on March 1, 2009. The loan was non-interest bearing until March 1, 1999 at which time interest is payable at prime plus 1/2%. For the year ended December 31, 1998, interest expense of $137,731 was imputed along with a corresponding credit to additional paid in capital. Interest was calculated at prime plus 1/2%. The Company was in default with the above principal payments and has obtained a waiver from the Ms. Parkoff while the terms are being renegotiated.

DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of Common Stock, $.01 par value per share, the 10,921,683 shares of which are issued and outstanding as of February 15, 2000. Of this amount, 3,861,729 shares are restricted and 7,059,954 shares are free trading stock.

Holders of Common Stock are entitled to one vote per share of all matters to be voted on by the shareholders and do not have cumulative voting rights. Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion in legally available funds. There are presently no plans to pay dividends with respect to the shares of Common Stock. Upon liquidation, dissolution or winding up of the Company, after payment of creditors and holders of any senior securities of the Company, including preferred stock, if any, the assets of the Company will be divided per route honor per share basis among the holders of the shares of Common Stock. All shares of Common Stock are fully paid and nonassessable.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market information

Until January 19, 2000, the Company's Common Stock was traded on the Over The Counter Bulletin Board ("OTCBB") system under the symbol KWIN. It was delisted on January 20, 2000 for failing to meet the OTCBB Eligibility Rules. The Company's Common Stock is currently quoted in the National Quotation Bureau's "pink sheets".

The high and low bids, by quarter, for the Company's Common Stock for the period that such information is available are:

          Quarter                      High Bid              Low Bid
          -------                      --------              -------

October, 1999 - December, 1999         1 1/4                   5/32

July, 1999 - September,1999            2 3/16                  1/2

April, 1999 - June, 1999               2 1/16                  7/16

January, 1999 - March, 1999            1 19/32                 7/16

October, 1998 - December, 1998         1 9/16                  5/8

July, 1998 - September,1998            4 3/16                 1 1/16

April, 1998 - June, 1998               7 5/16                   2

March 1998                             5 1/4                    4

As of February 15, 2000, there were approximately 250 holders of record of the Company's Common Stock.

The Company has not paid dividends on shares of its Common Stock. There presently are no plans to pay dividends with respect to the shares of Common Stock.

LEGAL PROCEEDINGS

There are no legal proceedings currently pending against the Company.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

None.

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

Within the past three years, the Company has sold the following securities without registering the securities under the Securities Act.

                                                                                             Exemption
                                                       Amount                                ---------
   Date                      Title                      ($)           Purchaser            (Section/Rule)
   ----
July 31, 1997        Common Stock                      10,000    Rosebud Financial, Inc.  4(2) (services)

Dec. 2, 1997 -       Common Stock @ $3.50/share        98,245    Various Purchasers             504
Nov. 29, 1998

Jan. 20, 1998 -      Common Stock @ $3.50/share       411,131    Various Purchasers             504
Mar. 27, 1998

Feb. 25, 1998        Common Stock                       2,000    Claudia Zaman            4(2) (services)

Apr. 2, 1998         Common Stock                         300    Wall Street              4(2) (services)
                                                                 Communications

Apr. 16, 1998        Common Stock                       2,500    Venture Capital &        4(2) (services)
                                                                 Marketing

May 11, 1998         Common Stock                       1,000    Venture Capital &        4(2) (services)
                                                                 Marketing

May 22, 1998         Common Stock                         500    Venture Capital &        4(2) (services)
                                                                 Marketing

June 16, 1998        Common Stock                       1,000    Bonnie Bonomo            4(2) (services)

July 6, 1999         Common Stock                         600    Brett Nabridge           4(2) (services)

July 14, 1998        Common Stock                         200    Keith Decker             4(2) (services)

July 14, 1998        Common Stock                         200    Portfolio Investments    4(2) (services)

July 16, 1998        Series A Convertible Debenture   175,000    Sholem Liebenthal              504

Sept. 2, 1998        Common Stock                         300    Wall Street              4(2) (services)
                                                                 Communications

Sept. 16, 1998       Series B Convertible Debenture   225,000    Sholem Liebenthal              504

Oct. 19, 1998        Common Stock                       2,500    Bonomo Inc.              4(2) (services)

Oct. 20, 1998        Common Stock                         900    Portfolio Investments    4(2) (services)

Nov. 20, 1998        Series C Convertible Debenture   115,000    Amram Rothman                  504

Dec. 23, 1998        Common Stock                       2,500    Bonomo Inc.              4(2) (services)

Feb. 1, 1999         Series D Convertible Debenture   115,000    Joshua Heimlich                504

                                                                                             Exemption
                                                       Amount                                ---------
   Date                      Title                      ($)           Purchaser            (Section/Rule)
   ----
Feb. 22, 1999        Series E Convertible Debenture   170,000    Amram Rothman                  504

Mar. 28, 1999        Series F Convertible Debenture   200,000    Y. L. Hirsch                   504

July 22, 1999        Series G Convertible Debenture   175,000    HLKT Holdings, LLC             504

Sept. 21, 1999       Series H Convertible Debenture   225,000    M&B Trading, LLC               504

January 6, 2000      Series I Convertible Debenture   115,000    M&B Trading, LLC               504

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Business Corporation Act provides that a corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation against liability incurred in connection with such proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.


                                       27
[cad 192]

                            KENWICK INDUSTRIES, INC.
                                AND SUBSIDIARIES
                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders of Kenwick Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Kenwick Industries, Inc. and Subsidiaries as of December 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kenwick Industries, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

As discussed in note 9 to the financial statements, the Company's 1999 net income previously reported as $44,931 should have been a net loss of $177,828. This was due to the imputing various expenses and recording the discount feature on the convertible debentures. This discovery was made subsequent to the issuance of the financial statements. The financial statements have been restated to reflect this correction.


October 13, 1999, except for note 9, as to which the date is February 21, 2000.

Weston, Florida
Puritz & Weintraub, LLP
Certified Public Accountants

                            KENWICK INDUSTRIES, INC.
                           Consolidated Balance Sheet
                                December 31, 1998

                                     ASSETS

Cash                                                                $    12,037
Installment loans receivable, net                                     2,351,904
Inventory                                                             1,101,639
Property and equipment, net                                              63,653
Intangible assets                                                       110,732
Security deposits and other assets                                        6,537
                                                                    -----------
        Total assets                                                $ 3,646,502
                                                                    ===========


                    LIABILITIES AND STOCKHOLDERS' EQUITY


Accounts payable and accrued expenses                               $   384,765
Payroll tax payable                                                      78,424
Due to related parties                                                2,152,220
Notes payable                                                           304,691
Convertible debentures                                                  242,500
Income tax payable                                                      102,000
Preferred stock, $.01 par value, 1,000,000 shares authorized, none issued
Common stock, $.01 and par value, 10,000,000 shares authorized,          42,335
        4,233 497 shares issued and outstanding
Additional paid in capital                                              938,037
Retained (deficit)                                                     (598,470)
                                                                    -----------
        Total liabilities and stockholders' equity                  $ 3,646,502
                                                                    ===========



Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                        Consolidated Statements of Income


                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                       ------------------------------------
                                                         RESTATED                 UNAUDITED
                                                           1998                     1997
                                                        ----------              ----------
NET SALES                                               $3,953,759              $2,111,736
LESS: COST OF GOODS SOLD                                 2,407,599               1,209,583
                                                        ----------              ----------
GROSS PROFIT                                             1,546,160                 902,153
INTEREST INCOME                                            315,033                   7,311
                                                        ----------              ----------
INCOME BEFORE OPERATING EXPENSES                         1,861,193                 909,464
                                                        ----------              ----------
GENERAL AND ADMINISTRATIVE EXPENSES
   Advertising                                              88,522                 208,600
   Amortization                                             45,543                  44,478
   Provision for doubtful accounts                         426,428                 301,739
   Depreciation                                             25,744                   7,514
   Interest                                                173,161                  33,790
   Insurance                                                32,950                  61,274
   Rent                                                    187,313                  71,827
   Salaries and commissions                                 44,299                  39,704
   Officers' salaries                                      108,055                  86,178
   Taxes and licenses                                       14,105                  13,212
   Other general & administrative expenses                 308,799                 357,973
                                                        ----------              ----------

TOTAL GENERAL AND ADMINISTRATIVE EXPENSES                1,454,919               1,226,289
                                                        ----------              ----------
INCOME FROM OPERATIONS                                     406,274                (316,825)
                                                        ----------              ----------
OTHER EXPENSES
   Interest-discount on convertible debentures              77,102                       -
   Impairment loss                                         405,000                       -
                                                        ----------              ----------
Total other expenses                                       482,102                       -
                                                        ----------              ----------
INCOME (LOSS) BEFORE INCOME TAX                            (75,828)               (316,825)
INCOME TAX                                                 102,000                       -
                                                        ----------              ----------
NET INCOME (LOSS)                                       $ (177,828)             $ (316,825)
                                                        ==========              ==========
BASIC EARNINGS PER SHARE:
   Weighted average shares outstanding                   3,907,743               3,620,113
                                                        ==========              ==========
   Earnings per share:
     Income from operations                             $     0.10              $    (0.09)
                                                        ==========              ==========
     Net income (loss)                                  $    (0.05)             $    (0.09)
                                                        ==========              ==========
DILUTED EARNINGS PER SHARE:
    Adjusted weighted average shares outstanding         3,961,917               3,620,113
                                                        ==========              ==========
    Earning per share:
      Income from operations                            $     0.10              $    (0.09)
                                                        ==========              ==========
      Net income (loss)                                 $    (0.04)             $    (0.09)
                                                        ==========              ==========


Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                 Consolidated Statements of Stockholders' Equity
                     Years ended December 31, 1998 and 1997



                                          COMMON STOCK      ADDITIONAL
                                       -----------------     PAID IN       RETAINED
                                       SHARES     AMOUNT     CAPITAL       (DEFICIT)    TOTAL
                                       ------     ------    ---------      ---------    -----
Balances at January 1, 1997.......     3,571,429  $35,714   $ 16,556       $(103,817)   $ (51,547)
Sale of common stock..............       128,070    1,281     74,657              --       75,938
Net (loss) - 1997 (Unaudited).....            --       --         --        (316,825)    (316,825)
                                       ---------  -------   --------       ---------    ---------
Balances at December 31, 1997.....     3,699,499   36,995     91,213        (420,642)    (292,434)
Conversion of debentures
  to equity.......................       229,532    2,295    155,205              --      157,500
Sale of common stock..............       117,466    1,175    409,956              --      411,131
Issuance of common stock
  for services....................       187,000    1,870     16,830              --       18,700
Discount on debentures............            --       --     77,102              --       77,102
Imputed interest on non-interest
  bearing loan from shareholder...            --       --    137,731              --      137,731
Imputed officer's salaries........            --       --     50,000              --       50,000
Net income - 1998.................            --       --         --        (177,828)    (177,828)
                                       ---------  -------   --------       ---------    ---------
Balances restated at
  December 31, 1998...............     4,233,497  $42,335   $938,037       $(598,470)   $ 381,902
                                       =========  =======   ========       =========    =========




Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                      Consolidated Statements of Cash Flows


                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           RESTATED           UNAUDITED
                                                             1998               1997
                                                         -------------     ------------
OPERATING ACTIVITIES
     Net income (loss)................................   $ (177,828)       $  (316,825)
     Adjustment to reconcile net income (loss) to
       cash (used in) operating activities:
     Depreciation and amortization....................       71,287             51,992
     Interest - discount on convertible debentures....       77,102                 --
     Impairment loss..................................      405,000                 --
     Issuance of common stock for services............       18,700
          (Increase) in accounts receivables..........   (1,663,698)          (627,793)
          (Increase) in security deposit..............         (940)            (1,024)
          (Increase) in inventory.....................     (552,085)          (493,738)
          Decrease in other assets....................          373              4,413
          Increase/(decrease) in accounts payable.....     (140,907)           261,259
          Increase in payroll tax payable.............       38,045             40,379
          Increase in income tax payable..............      102,000                 --
                                                         ----------        -----------
     NET CASH (USED IN) OPERATING ACTIVITIES..........   (1,822,951)        (1,081,337)
                                                         ----------        -----------

INVESTING ACTIVITIES
     Purchase of property and equipment...............      (27,554)           (25,608)
                                                         ----------        -----------
     NET CASH (USED) BY INVESTING ACTIVITIES..........      (27,554)           (25,608)
                                                         ----------        -----------

FINANCING ACTIVITIES
     Principal reduction on note payable..............      (18,228)           (53,035)
     Sale of debenture bonds..........................      400,000                 --
     Increase in contributed capital..................      187,731                 --
     Increase in related party loans..................      861,157          1,077,749
     Sale of common stock.............................      411,131             78,438
                                                         ----------        -----------
     NET CASH PROVIDED IN FINANCING ACTIVITIES........    1,841,791          1,103,152
                                                         ----------        -----------

NET (DECREASE) IN CASH................................       (8,714)           (3,793)

CASH AT THE BEGINNING OF THE YEAR.....................       20,751            24,544
                                                         ----------        -----------

CASH AT THE END OF THE YEAR...........................   $   12,037        $   20,751
                                                         ==========        ==========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for interest.........   $   35,523        $   28,854
                                                         ==========        ==========



Notes to financial statements are an integral part of this statement.

                    KENWICK INDUSTRIES, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce the English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. These financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company and its subsidiaries utilizes the accrual basis of accounting. Sales are recorded when products are shipped or when cars are delivered. The Company recognizes interest on its installment loans receivable over the terms of the loan using the interest method.

Installment Loans Receivable

The installment loans receivable are stated at the amount of unpaid principal reduced by an allowance for doubtful accounts as follows:

Installment Loans Receivable (Cont'd.):

                                             Automax       Kenwick    Combined
                                             -------       -------    --------

Retail trade receivables                    $2,704,046     $7,325    $2,711,371
Less: allowance for doubtful accounts         (359,467)        --      (359,467)
                                            ----------     ------    ----------
                                            $2,344,579     $7,325    $2,351,904
                                            ==========     ======    ==========

The receivables are collateralized by automobiles. If payments are delinquent, the Company repossesses the automobiles which are then resold.

The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The Company makes continuous credit reviews of the loan portfolios and considers current economic conditions, review of specific problem loans, and other factors in determining the adequacy of its allowances. The Company's charge-off policy is based on a loan-by-loan review. Since the Company has a short history, historical information is being developed.

Inventories

Kenwick's inventories consist of blank and completed video tapes and shipping materials. Inventories are stated at the lower of cost (determined on the first-in first-out basis) or market.

Automax's inventories consist of used automobiles held for sale using the specific identification method. Cost includes acquisition expenses, including reconditioning and transportation costs. Inventories including parts and accessories are valued at the lower of cost (first-in, first-out) or market.

The Company compares its inventory values to current market values on a monthly basis and makes adjustments when necessary.

Property and Equipment

Property and equipment are carried at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statement of Income.

Depreciation is computed using the straight line method for financial reporting purposes, and modified accelerated cost recovery system for income tax purposes. For both methods, the useful lives are 5-7 years.

Deferred income taxes on the difference between tax and book depreciation is insignificant.

Property and Equipment (Cont'd.)

A summary of property and equipment at December 31, 1998 is as follows:

      Furniture, fixtures and equipment                $ 67,402
      Machinery and equipment                            24,685
      Leasehold improvements                             19,166
                                                       --------
      Subtotal                                          111,253
      Less: accumulated depreciation                    (47,600)
                                                       --------
                                                       $ 63,653
                                                       ========

Intangible Assets

Intangible assets consist primarily of the cost of the acquired business in excess of the fair value of the net tangible assets acquired (goodwill). These costs also include copyrights, trademarks and customer lists.

The intangible assets were being amortized over 15 years, straight line method, for both financial reporting and federal income taxes.

During 1998, the Company had significant losses from operations resulting in limited cash flow and was unable to market its video courses. Management reviewed its intangible assets for impairment based on assessments of future operations and recorded an impairment loss of $405,000.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Accordingly, deferred income would be provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The acquired business in 1998, which was accounted for under the pooling-of-interests method of accounting was an S corporation for income tax purposes. The S corporation status of this company was terminated in 1998. For purposes of these consolidated financial statements, federal and state income taxes have been recorded as if this company had filed a conventional C corporation tax return for the pre-acquisition periods.

The components of the provision for income taxes for the years ended December 31 are as follows:



                                                 RESTATED
                                            -------------------
                                              1998      1997
                                            --------  ---------

Current:
    Federal............................     $ 88,600     -0-
    State..............................       13,400     -0-
                                            --------  ---------
Provision for income taxes.............     $102,000     -0-
                                            ========  =========


A reconciliation of income taxes reported on pretax income at statutory rates to actual income tax expenses for the years ended December 31, is as follows:

                                                   1998           %        1997     %
                                                 --------       ------     ----    ---
Income tax at statutory rates...............     $(25,782)      (34.0)     -0-      0
State income taxes, net of
  federal tax benefit.......................       (2,750)       (3.6)     -0-      0
Non-deductible expenses.....................       37,000        48.8      -0-      0
Increase in allowance for loan losses.......       96,400       127.1      -0-      0
Other.......................................       (2,868)       (3.8)     -0-      0
                                                 --------       ------     ----    ---
Total income tax expense....................     $102,000       134.5      -0-      0



As of December 31, 1997, the Company had approximately $210,000 of net operating loss carryforwards which can be utilized to offset future taxable income through 2012. Due to the acquisition of Automax, the use of these prior losses are doubtful and a full valuation allowance has been established.

Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

At December 31, 1998, the Company's financial instruments included cash, receivables, accounts payable, and borrowings.

At December 31, 1998, the fair values of the above financial instruments approximated carrying values because of the short-term nature of these instruments.

Earnings (Loss) Per Common Share

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share ("EPS") previously found in APR No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in 1997 and its implementation did not have a material effect on the financial statements. EPS has been restated for all prior periods presented.

Basic and dilutive net income (loss) per common share is based on the net income
(loss) divided by the weighted average number of common shares outstanding during each year.

The Company's potential issuable shares of common stock pursuant to outstanding stock purchase warrants and employee stock options are excluded from the Company's diluted computation as their effect would be antidilutive. However, the Company's convertible debentures are included in the computation of diluted earnings per share since they are dilutive.

NOTE 2 - LONG-TERM DEBT

The Company has a promissory note to American Video Language Institute, Inc., due in 72 monthly payments, at approximately $8,500 per month, including interest at prime plus 1%. The note matures on September 15, 2001. The note is collateralized by all assets of the parent company.

Maturities of long-term debt for each of the next three years are as follows:

            Year Ending
            December 31                                   Amount
            -----------                                   ------
              1999                                      $ 168,394
              2000                                         76,095
              2001                                         60,202
                                                        ---------
              Total                                       304,691
              Current portion                            (168,394)
                                                        ---------
              Long-term portion                         $ 136,297
                                                        =========

Due to Related Parties


The Company has non-interest bearing open loans with various shareholders in the amount of $2,152,220 at December 31, 1998. The loan from Mr. Wulwick of $37,507 outstanding as of December 31, 1998 was non-interest bearing and open. The loan from Mr. Parkoff of approximately $2.1 million calls for principal payments of $20,000 per month commencing November 1, 1998 and on the first day of each month thereafter. The note matures on March 1, 2009. The note was non-interest bearing on March 1, 1999 at which time interest is payable at prime plus 1/2%. For the year ended December 31, 1998, interest expense of $137,731 was imputed along with a corresponding credit to additional paid in capital. This charge is in accordance with staff accounting Bulletin Topics 1B and 5T. Interest was calculated at prime plus 1/2%.

The company was in default with the above principal payments and has obtained a waiver from the Holder while the terms are being renegotiated.


NOTE 3 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases office space under operating leases. Future minimum lease obligations regarding operating leases are approximately:

            Year Ending
            December 31                                   Amount
            -----------                                   ------
              1999                                     $ 200,000
              2000                                       202,000
              2001                                       205,000
              2002                                       186,000
              2003                                        25,000
                                                       ---------
                                                       $ 818,000
                                                       =========

Contingencies

On June 10, 1998, a customer of the Company test drove one of the automobiles and ran into a pole injuring the passenger. The passenger sustained a broken neck and is presently making a claim against the Company's insurance company. There is presently no pending litigation in this matter.

NOTE 4 - STOCKHOLDERS EQUITY

In July, 1997, the Company entered into an agreement with a marketer to assist the Company in opening a Canadian office. The Company paid a $10,000 fee and issued 100,000 shares of restricted common stock as part of the agreement. At the time of the agreement, the Company's common stock, because of its sustained losses, had no market value. Accordingly, the Company recorded the above restricted shares at par value.

In late 1997, pursuant to a private placement, the Company sold 28,070 units at $3.50 per unit. Each unit consisted of one share of common stock and one warrant entitling the holder to purchase one share of common stock at $3.90 per share until March 10, 2002. These warrants are subject to redemption by the Company, on not less than thirty days notice, at $.05 per warrant. No warrants have been exercised.

NOTE 4 - STOCKHOLDERS EQUITY (Cont'd.)

During 1998, the Company entered into an agreement with several companies to assist in the public relations of the Company. The Company issued 187,000 shares of stock for various services rendered. Although the stock was trading at an average of $.50 share, these shares were recorded at $.10 per share. The majority of these shares were restricted.

During 1998, the Company sold 117,466 share of stock at $3.50 per share.

NOTE 5 - EMPLOYEE STOCK OPTIONS

In January 1997, the shareholders approved the adoption of the 1997 stock option plan (The "Plan"). The Plan provided for the granting of a maximum 500,000 options.

In January, 1997, the Board of Directors granted to key employees, officers, and directors, 360,800 incentive options under the plan. The vested employees may purchase the shares at an exercise price of $3. There was no market value at the time of the grant. The expiration date of the options are five years from the date of the grant. The following is a summary of outstanding stock options:

                                            December 31,
                                            ------------
                                    1998                       1997
                                    ----                       ----
                          Number of       Option       Number of     Option
                          Shares          Price        Shares        Price
                          ------          -----        ------        -----
Beginning of Year          360,800        $ 3.00        360,800      $ 3.00
Cancelled                  (60,800)        (3.00)             0           0
Granted                          0             0              0           0
                           -------        ------        -------      ------
End of year                300,000        $ 3.00        360,800      $ 3.00
                           =======        ======        =======      ======

During May 1999, the Board of Directors adjusted the exercise price of the options already granted to the various officers and directors to the then current market rate of $.4375 from $3.00, and granted an additional 300,000 options.

NOTE 6 - CONVERTIBLE DEBENTURES

During July, 1998, the Company sold 1% convertible debentures of $175,000. The debentures are due July 2001.

During the year, holders converted $157,500 of the debentures into 229,532 shares of the Company's common stock.

NOTE 6 - CONVERTIBLE DEBENTURES (Cont'd.)

Also, during 1998, the Company sold 8% convertible debentures of $225,000. The debentures are due September 2001. There were no conversions during the year.

The above debentures may be converted at any time into common stock at approximately 80% of the average closing bid of the common stock. The discount (interest expense) on the 20% conversion feature amounted to $77,201 for 1998 which is reflected as interest expense and a credit to additional paid in capital.

NOTE 7 - SEGMENT AND RELATED INFORMATION

Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company's reportable business segments are its video language business, which is selling video tapes to individual and institutions, and the selling and financing used automobiles in West Palm Beach, Florida.

                      For the Year Ended December 31, 1998

                                                              Total/
                                   Kenwick       Automax      Consolidated
                                   -------       -------      ------------

Revenues                         $   153,036   $ 3,800,723    $ 3,953,759
Interest Income                        1,118       313,915        315,033
Interest Expense-Regular              42,804       130,357        173,161
Interest Expense-Discount             77,102            --         77,102
Depreciation and
  Amortization                        65,088         6,199         71,287
Net Income (loss)                   (567,786)      389,958       (177,828)
Total Assets                         186,561     3,459,941      3,646,502

                For the Period Ended December 31, 1997 (unaudited)

                                            Automax
                                            from inception
                                            (July 1997)
                         Kenwick            through Dec. 31,       Total
                         12 mos. ended      1997)(Unaudited)       Consolidated
                         -------------      ----------------       ------------

Revenues                 $  739,950         $1,371,786             $2,111,736
Interest income                  --              7,311                  7,311
Interest expense             33,790                 --                 33,790
Depreciation and
  amortization               51,992                 --                51,992
Net Income (loss)          (223,401)           (93,424)             (316,825)

NOTE 8 - SUBSEQUENT EVENTS

In 1999, the Company sold additional 8% convertible debentures of $600,000.

In 1999, the Company entered into a consulting agreement whereby the Company would issue approximately 80,000 shares of common stock at prices ranging from $1.50 to $2.50 per share.

Also, in 1999, the Company entered into an investment banking agreement where by the Company issued a warrant to purchase 25,000 shares of common stock at $.01. The warrant expires on June 7, 2006.


NOTE 9 -- RESTATEMENT

The financial statements for the year ended December 31, 1998 have been restated to conform to various Staff Accounting Bulletins of the securities and Exchange Commission.

The following adjustments are as follows:

     1. Interest expense of $130,357 on the non-interest bearing shareholder loans per Bulletin Topics 1B and 5T with a corresponding credit to additional paid in capital.

     2. Interest expense of $77,102 incurred which reflects the 20% discount feature on the convertible debentures per EITF D-60 and EITF 95-5 with a corresponding credit to paid in capital.

     3. Imputed officers' salaries of $50,000 with a corresponding credit to paid in capital.

The effect of the above adjustments are as follows:

A)   Decrease to income from operations-         $257,459
B)   Decrease to income tax expense-             $ 34,700
C)   Decrease to net income-                     $222,759
E)   Decrease to earnings (loss) per share:
          Basic:                                 $   (.06)
          Diluted:                               $   (.05)


                            KENWICK INDUSTRIES, INC.
                                AND SUBSIDIARIES
                                  CONSOLIDATED
                                   (UNAUDITED)
                              FINANCIAL STATEMENTS
                         NINE MONTHS ENDED SEPTEMBER 30

                            KENWICK INDUSTRIES, INC.
                           Consolidated Balance Sheet
                                   (Unaudited)




                                                                            AS OF SEPTEMBER 30,
                                                                        1999              1998
                                                                     ----------        ----------
Cash                                                                 $  147,974        $  131,469
Installment loans receivable, net                                     4,359,823         2,359,247
Inventory                                                             1,310,706         1,112,019
Property and equipment, net                                             106,891            64,087
Intangible assets                                                       142,056           522,659
Security deposits and other assets                                       56,037            12,144
                                                                     ----------        ----------
   TOTAL ASSETS                                                      $6,123,487        $4,201,625
                                                                     ==========        ==========
Accounts payable and accrued expenses                                  $424,660        $  680,460
Payroll tax payable                                                      54,347            63,510
Due to related parties                                                2,291,976         2,222,120
Note payable                                                            257,691           320,310
Convertible debentures                                                  526,350           356,000
Income tax payable                                                      593,781           108,882
Preferred stock, $.01 par value, 5,000,000 shares
   authorized, none issued                                                    -                 -
Common stock, $.01 par value, 50,000,000 shares
   authorized, 5,445,600 and 3,806,700 shares
   issued and outstanding at September 30, 1999
   and 1998, respectively                                                54,456            38,067
Additional paid in capital                                            1,781,025           669,626
Retained earnings (deficit)                                             139,201          (257,350)
                                                                     ----------        ----------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $6,123,487        $4,201,625
                                                                     ==========        ==========



     Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                        Consolidated Statements of Income
                                   (Unaudited)




                                                           FOR THE NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              1999           1998
                                                           ----------     ----------
NET SALES.............................................     $4,297,777     $2,978,641
COST OF GOODS SOLD....................................      2,957,542      1,825,109
                                                           ----------     ----------
GROSS PROFIT..........................................      1,340,235      1,153,532
INTEREST AND OTHER INCOME.............................      1,647,959        236,470
                                                           ----------     ----------
INCOME BEFORE OPERATING EXPENSES......................      2,988,194      1,390,002
                                                           ----------     ----------
GENERAL AND ADMINISTRATIVE EXPENSES
     Advertising......................................         41,864         57,956
     Provision for doubtful accounts..................        369,956        319,821
     Depreciation and amortization....................         25,326         57,604
     Interest.........................................        173,829        132,627
     Insurance........................................         51,810         25,415
     Rent.............................................        167,774        139,176
     Salaries and commissions.........................        328,290         37,203
     Officers and salaries............................         41,045         81,041
     Other general & administrative expenses..........        496,758        200,789
                                                           ----------     ----------
Total general and administrative expenses.............      1,696,652      1,051,632
                                                           ----------     ----------
INCOME FROM OPERATIONS................................      1,291,542        338,370
OTHER EXPENSES
     Interest - discount on convertible debentures....         62,090         66,165
     Impairment loss..................................             --             --
                                                           ----------     ----------
Total other expenses..................................         62,090         66,165
                                                           ----------     ----------
INCOME BEFORE INCOME TAXES............................      1,229,452        272,205
INCOME TAXES..........................................        491,781        108,882
                                                           ----------     ----------
NET INCOME............................................     $  737,671     $  163,323
                                                           ==========     ==========


BASIC EARNINGS PER SHARE:
     Weighted average shares outstanding..............      4,845,624      3,829,445
                                                           ==========     ==========
     Earnings per share:
          Income from operations......................     $     0.27     $     0.09
                                                           ==========     ==========
          Net income..................................     $     0.15     $     0.04
                                                           ==========     ==========
DILUTED EARNINGS PER SHARE:
     Adjusted weighted average shares outstanding.....      5,683,124      3,831,065
                                                           ==========     ==========
     Earnings per share:
          Income from operations......................     $     0.23     $     0.09
                                                           ==========     ==========
          Net income..................................     $     0.13     $     0.04
                                                           ==========     ==========




     Notes to financial statements are an integral part of this statement.

                            KENWICK INDUSTRIES, INC.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)




                                                                          FOR THE NINE MONTHS ENDED
                                                                                SEPTEMBER 30,
                                                                          ------------------------

                                                                             1999          1998
                                                                          ----------     ---------
OPERATING ACTIVITIES
  Net income                                                             $   737,671    $   163,323
  Adjustments to reconcile net income to cash (used in)
   operating activities:
  Depreciation and amortization                                               25,326         57,604
  Conversion of convertible debt to common stock                             746,920        378,052
  Impairment loss                                                                 --             --
  Interest-discount on convertible debentures                                 62,090         66,165
  Issuance of common stock for services                                           --             --
    (Increase) in accounts receivable                                     (1,805,919)    (1,771,041)
    (Increase) in security deposits and other assets                        (554,042)        (6,920)
    (Increase) in inventory                                                 (209,067)      (562,465)
    Increase in accounts payable                                              17,522        163,920
    Increase/(decrease) in payroll tax payable                               (14,914)        13,968
    Increase in income tax payable                                           491,781        108,882
                                                                         -----------    -----------
  NET CASH (USED IN) OPERATING ACTIVITIES                                   (502,632)    (1,388,512)
                                                                         -----------    -----------

INVESTING ACTIVITIES
  Purchase of property and equipment                                         (54,510)       (24,843)
  Proceeds from (to) intangible assets                                          (340)         4,358
                                                                         -----------    -----------
  NET CASH (USED) BY INVESTING ACTIVITIES                                    (54,850)       (20,485)
                                                                         -----------    -----------

FINANCING ACTIVITIES
  Principal reduction in note payable                                        (47,000)        (2,609)
  Sale of debenture bonds                                                    317,949        356,000
  Increase in contributed capital                                              1,520        135,268
  Increase in related party loans                                            442,298      1,301,056
  Cost incurred in private placement                                         (21,348)            --
  Sale of common stock                                                            --             --
                                                                         -----------    -----------
  NET CASH PROVIDED IN FINANCING ACTIVITIES                                  693,419      1,519,715
                                                                         -----------    -----------

NET INCREASE IN CASH                                                         135,937        110,718

CASH AT THE BEGINNING OF THE YEAR                                             12,037         20,751
                                                                         ===========    ===========


CASH AT THE END OF THE PERIOD                                            $   147,974    $   131,469
                                                                         ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest                               $    26,762    $        --
                                                                         ===========    ===========



     Notes to financial statements are an integral part of this statement.

                    KENWICK INDUSTRIES, INC. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring accruals), which are necessary for a fair presentation of the results for the periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the Company's Annual Report for the year ended December 31, 1998. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

The Company operates in two business segments:

In August 1995, upon organization, the Company acquired the assets of American Video Language Institute, Inc. These assets consisted of the trade name, trademarks and copyrights needed to produce the English language courses. The cost of the acquisition was $725,000, which exceeded the fair value of the net tangible assets acquired by $655,000.

In August 1998, the Company acquired all of the issued and outstanding shares of the common stock of Automax USA, Inc., Automax International, Inc. and Automax USA Finance, Inc. (collectively referred to as "Automax") in exchange for 1,000,000 shares of Kenwick's common stock. This acquisition is being accounted for by the pooling-of-interest method. These financial statements have been restated to reflect the acquisition.

Automax is a Florida corporation organized in 1997, and is engaged in the business of buying, selling and financing used cars in West Palm Beach, Florida.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company and its subsidiaries utilizes the accrual basis of accounting. Sales are recorded when products are shipped or when cars are delivered. The Company recognizes Interest on its installment loans receivable over the term of the loan using the interest method.

Installment Loans Receivable

The installment loans receivable are stated at the amount of unpaid principal reduced by an allowance for doubtful accounts as follows:


                                           Automax       Kenwick     Combined
                                           -------       -------     --------
Retail Trade Receivables                $  5,087,726    $  1,519   $  5,089,245
Less: allowance for doubtful accounts       (729,422)         --       (729,422)
                                        ------------    --------   ------------
                                        $  4,358,304    $  1,519   $  4,359,823
                                        ============    ========   ============


The receivables are collateralized by automobiles. If payments are delinquent, the Company repossesses the automobiles which are then resold.

The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The Company makes continuous credit reviews of the loan portfolios and considers current economic conditions, review of specific problem loans, and other factors in determining the adequacy of its allowances. The Company's charge-off policy is based on a loan-by-loan review. Since the Company has a short history, historical information is being developed.

Inventories

Kenwick's inventories consist of blank and completed video tapes and shipping materials. Inventories are stated at the lower of cost (determined on a first-in-first-out basis) or market.

Automax's inventories consist of used automobiles held for sale using the specific identification method. Cost includes acquisition expenses, including reconditioning and transportation costs. Inventories including parts and accessories are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are carried at cost. Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the Consolidated Statement of Income.

Depreciation is computed using the straight line method for financial reporting purposes, and modified accelerated cost recovery system for income tax purposes. For both methods, the useful lives are 5-7 years.

Deferred income taxes on the difference between tax and book depreciation is insignificant.

A summary of property and equipment at September 30, 1999 is as follows;

       Furniture, fixtures and equipment            $  85,309
       Machinery and equipment                         26,834
       Leasehold improvements                          53,619
                                                    ---------
       Subtotal                                       165,762
       Less: accumulated depreciation                 (58,871)
                                                    ---------
                                                      106,891
                                                    =========

Intangible Assets

Intangible assets consist primarily of the cost of the acquired business in excess of the fair value of the net tangible assets acquired (goodwill). These costs also include copyrights, trademarks and customer lists.

The intangible assets were being amortized over 15 years, straight line method, for both financial reporting and federal income taxes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income would be provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements.

The acquired business in 1998, which was accounted for under the pooling-of-interests method of accounting was an S corporation for income tax purposes. The S corporation status of this company was terminated in 1998. For purposes of these consolidated financial statements, federal and state income taxes, have been recorded as if this company had filed a conventional C corporation tax return for the pre-acquisition periods.

The components of the provision for income taxes for the six months ended September 30 are as follows;


                                                         1999             1998
Current:
     Federal                                           $418,014         $ 92,550
     State                                               73,767           16,332
                                                       --------         --------
Provision for income taxes                             $491,781         $108,882
                                                       ========         ========


Fair Value of Financial Instruments

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

At September 30, 1999, the Company's financial instruments included cash, receivables, accounts payable and borrowings.

At September 30, 1999, the fair values of the above financial instruments approximated carrying values because of the short-term nature of these instruments.

Earnings (Loss) Per Common Share

In February 1997, the Financial Accounting Standards Board issued Statements No. 128, "Earnings Per Share", which simplifies the standards for computing earnings per share ("EPS") previously found in APR No. 15, "Earnings Per Share". It replaces the presentation of primary EPS with a presentation basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. The Company adopted SFAS No. 128 in 1997 and its implementation did not have a material effect on the financial statements. EPS has been restated for all prior periods presented.

Basic and dilutive net income (loss) per common share is based on the net income
(loss) divided by the weighted average number of common shares outstanding during each year.

The Company's potential issuable shares of common stock pursuant to outstanding stock purchase warrants and employee stock options are excluded from the Company's diluted computation as their effect would be antidilutive. However, the Company's convertible debentures are included in the computation of diluted earnings per share since they are dilutive.

NOTE 3 - DUE TO RELATED PARTIES

The Company has loans with various shareholders in the amount of $2,291,976 and $2,222,120 at September 30, 1999 and September 30, 1998 respectively. The note calls for principal payments of $20,000 per month commencing November 1, 1998 and on the first day of each month thereafter. The note matures on March 1, 2009. The notes were non-interest bearing until March 1, 1999, at which time interest is payable at prime plus 1/2%. For the two months, January and February 1999, interest expense of $36,590 was imputed along with a corresponding credit to additional paid in capital. This charge is in accordance with Staff Accounting Bulletin Topics 1B and 5T. Interest was calculated at prime plus 1/2%.

The Company is in default regarding the above payments and has obtained a waiver from the Holder while the terms are being renegotiated.

DESCRIPTION OF EXHIBITS

The following Exhibits are filed pursuant to Item 601 of Regulation S-B.

Exhibit No.                   Description
-----------                   -----------

3.    Articles of Incorporation and By-laws

      3.1* Articles of Incorporation of Kenwick Industries, Inc., effective July 7, 1995
      3.2*  Articles of Amendment of Kenwick Industries, Inc., filed July 30,
            1998
      3.3*  Articles of Amendment of Kenwick Industries, Inc., filed June 31,
            1999
      3.4*  Articles of Incorporation of Automax USA, Inc., filed January 1,
            1997
      3.5* Articles of Incorporation of Automax USA Finance, Inc., filed June 3, 1997
      3.6* Articles of Incorporation of Automax International, Inc., filed June 16, 1998
      3.7*  By-Laws of Kenwick Industries, Inc., as of November 10, 1999

4.    Instruments Defining the Rights of Security Holders

      4.1*  Series A Convertible Debenture, July 16, 1998
      4.2* Series B Convertible Debenture, September 16, 1998 4.3* Series C Convertible Debenture, November 20, 1998 4.4* Series D Convertible Debenture, February 1, 1999 4.5* Series E Convertible Debenture, February 22, 1999 4.6* Series F Convertible Debenture, March 28, 1999 4.7* Series G Convertible Debenture, July 22, 1999
      4.8* Series H Convertible Debenture, September 21, 1999 4.9* Series I Convertible Debenture, January 6, 2000

10.   Material contracts

      10.1* Licensing Agreement with Integrated English International, Inc., dated January 9, 1997
      10.2* Distribution Sub-Licensing Agreement with Integrated English
            International, Inc., dated June 15, 1998
      10.3* Distribution License Agreement with Philips Consumer Electronics,
            B.V., dated August 31, 1998
      10.4* Stock Exchange Agreement with Automax International, Inc., et al., dated August 20, 1998
      10.5* Lease of 2172 North Military Trail, West Palm Beach, Florida by
            Automax USA, Inc., dated June 7, 1997
      10.6* Lease of 2110 North Military Trail, West Palm Beach, Florida by
            Andrea Parkoff and Michael Parkoff, dated August 1, 1999
      10.7* Sublease of 2110 North Military Trail, West Palm Beach, Florida by
            Andrea Parkoff and Michael Parkoff to Automax USA, Inc., dated August 1, 1999
      10.8* 1997 Stock Option Plan
      10.9* Landlord's Consent to Sublease 2455 E. Sunrise Boulevard, Suite 512,
            Fort Lauderdale, Florida, dated December 28, 1999
      10.10*Lease of 660 Linton Boulevard, Suite 202, Delray Beach, Florida, effective January 7, 2000.


* Previously filed

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized.

KENWICK INDUSTRIES, INC.
(Registrant)


Date: September 21, 2000


By:


/s/ Kenneth S. Wulwick
---------------------------
Kenneth S. Wulwick               Chief Executive Officer, President and Director


/s/ Sheldon Glickman
---------------------------
Sheldon Glickman                 Senior Vice President, Sales and Marketing and
                                 Director



/s/ Margaret Nabridge
---------------------------
Margaret Nabridge                Senior Vice President, Planning, Secretary and
                                 Director